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                      Ratio of Earnings to Fixed Charges

                                   Rider A


The ratio of earnings to fixed charges is computed by dividing the loss from operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized and that portion of rental expense deemed to be representative of interest. For the years ended December 31, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, earnings were insufficient to cover fixed charges.